Exhibit 99.1

News From

REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523

FOR IMMEDIATE RELEASE

Federal Signal Corporation Announces 2011 Third Quarter Results

Highlights

•	Q3 Orders increased 26% vs. Q3 2010

•	Q3 Backlog of $301 million versus $217 million at year-end 2010

•	Q3 Net Sales of $194 million, +8% versus Q3 2010

•	Q3 Operating Income of $7.3 million versus $4.8 million in Q3 2010

•	Earnings per share from continuing operations of $0.03

Oak Brook, Ill., November 1, 2011 – Federal Signal Corporation (NYSE: FSS), a leader in environmental, safety and transportation solutions, announced today earnings per share from continuing operations of $0.03 for the third quarter and income from continuing operations of $2.0 million on net sales of $194.2 million. For the same period of 2010, the Company reported earnings per share from continuing operations of $0.04 and income from continuing operations of $2.2 million on net sales of $179.6 million. Despite the increase in operating income, the year over year third quarter income decline was due to higher interest expense and a decrease in other income (expense), primarily due to foreign currency impacts.

Year to date, the Company reported earnings per share of $0.04 from continuing operations on net sales of $572.3 million compared to a loss per share from continuing operations for the same period of 2010 of $(0.04) on net sales of $539.8 million. The year over year favorable increase is primarily related to an increase in net sales of $32.5 million and the absence of restructuring charges and acquisition and integration costs of $4.0 million and $3.8 million, respectively, which were incurred in 2010, partially offset by higher interest expense in 2011.

The Company recorded net income of $1.7 million in the third quarter of 2011 compared to net income of $1.2 million, which included a net loss from discontinued operations of $(1.0) million in the same prior year period. Year to date, net income is $2.4 million compared to a net loss of $(6.5) million in 2010, which included a net loss from discontinued operations of $(4.2) million in the same prior year period.

Dennis J. Martin, President and Chief Executive Officer, stated, “We continued to make progress and improve our operating performance in the third quarter. Orders, net sales and operating income all increased versus last year, and we have improved our working capital metrics. Total orders increased 26% versus last year, and this represented the third consecutive quarter in which we recorded orders of over $200 million.”

Mr. Martin continued, “We are particularly encouraged by the order trends in our longer lead-time business groups, Environmental Solutions and Fire Rescue. Orders for ESG were up 20% versus last year, and Bronto’s third quarter orders nearly doubled versus Q3 2010. The combined backlog for these two business groups now stands at $226 million, versus $140 million at the end of last year. With the growing levels of orders and backlog, we had expected a higher level of shipments of Bronto units during the quarter than we achieved. Several units that had been expected to ship in the third quarter have been shifted to the fourth quarter. This negatively impacted our expected earnings per share by about $0.03 for the quarter. We continue to ramp up our production capacity to meet the higher levels of demand and improve production efficiencies in these longer lead-time businesses.”

GROUP RESULTS

Safety and Security Systems

The following table summarizes the Safety and Security Systems Group’s operating results for the three and nine months ended September 30, 2011 and 2010, respectively:

	Three months ended September 30,			Nine months ended September 30,
($ in millions)	2011	2010	Change	2011	2010	Change
Orders	$57.4	$48.3	$9.1	$170.9	$163.3	$7.6
Net sales	52.0	50.7	1.3	161.0	159.6	1.4
Operating income	4.4	6.0	(1.6)	15.9	16.5	(0.6)
Operating margin	8.5%	11.8%	(3.3%)	9.9%	10.3%	(0.4%)
Depreciation and amortization	$1.1	$0.9	$0.2	$3.3	$2.8	$0.5

•

Orders increased $9.1 million for the three months ended September 30, 2011 compared to the respective prior year period. U.S. orders increased $4.4 million due to improved municipal spending in the police, fire and outdoor warning markets and a 5% improvement in the industrial market. Non-U.S. orders increased $4.7 million as strong demand for industrial and outdoor warning systems were offset by weak demand in the police and fire markets. Orders increased $7.6 million or 5% for the nine months ended September 30, 2011 compared to the respective prior year period. U.S. orders increased $2.9 million, as strong industrial demand was offset with flat municipal spending in the police, fire and outdoor warning markets. Non-U.S. orders increased $4.7 million, driven primarily by a strong demand for U.S. products overseas.

•

Net sales increased $1.3 million for the three months ended September 30, 2011 compared to the respective prior year period, primarily within the export markets. Net sales increased $1.4 million for the nine months ended September 30, 2011 compared to the respective prior year period as a result of increased U.S. industrial sales, mining products, and U.S. export products in Thailand and Latin America, partially offset by a soft U.S. police and fire market and weak demand in Europe.

•

Operating income decreased $1.6 million for the three months ended September 30, 2011 compared to the respective prior year period despite sales increases, primarily resulting from increased warranty and legal expenses. Operating income decreased $0.6 million for the nine months ended September 30, 2011 compared to the respective prior year period due to increased warranty costs, research and development, and legal expenses. Cost increases were partially offset by restructuring costs incurred in 2010 of $1.7 million.

Fire Rescue

The following table summarizes the Fire Rescue Group’s operating results for the three and nine months ended September 30, 2011 and 2010, respectively:

	Three months ended September 30,			Nine months ended September 30,
($ in millions)	2011	2010	Change	2011	2010	Change
Orders	$42.0	$21.1	$20.9	$108.8	$72.5	$36.3
Net sales	22.2	19.9	2.3	68.1	74.3	(6.2)
Operating income	0.2	1.4	(1.2)	1.7	5.0	(3.3)
Operating margin	0.9%	7.0%	(6.1%)	2.5%	6.7%	(4.2%)
Depreciation and amortization	$0.7	$0.5	$0.2	$1.9	$1.6	$0.3

•

Orders increased $20.9 million for the three months ended September 30, 2011 compared to the respective prior year period. The increase is due to improved demand in the Asian market for fire-lift products and in Australia for industrial and rental products. Orders increased $36.3 million for the nine months ended September 30, 2011 compared to the respective prior year period, primarily as result of strong demand for the fire-lift product in the Asian market and favorable currency impact, partially offset by a soft European market.

•

Net sales increased $2.3 million for the three months ended September 30, 2011 compared to the respective prior year period as a result of favorable currency impact, despite flat volumes. Net sales decreased $6.2 million for the nine months ended September 30, 2011 compared to the respective prior year period as a result of low order backlog from previous quarters, partially offset by a favorable currency impact.

•

Operating income decreased by $1.2 million and $3.3 million for the three and nine months ended September 30, 2011, respectively, compared to the respective prior year periods. For the three months ended September 30, 2011, operating income decreased despite increased sales volume primarily due to unfavorable product mix. For the nine months ended September 30, 2011 compared to the respective prior year period, operating income decreased due to lower sales volumes and unfavorable product mix, partially offset by favorable currency impacts.

Environmental Solutions

The following table summarizes the Environmental Solutions Group’s operating results for the three and nine months ended September 30, 2011 and 2010, respectively:

	Three months ended September 30,			Nine months ended September 30,
($ in millions)	2011	2010	Change	2011	2010	Change
Orders	$95.5	$79.4	$16.1	$312.3	$244.0	$68.3
Net sales	93.6	83.4	10.2	264.6	237.9	26.7
Operating income	7.7	4.9	2.8	17.8	16.1	1.7
Operating margin	8.2%	5.9%	2.3%	6.7%	6.8%	(0.1%)
Depreciation and amortization	$1.3	$1.2	$0.1	$3.8	$3.5	$0.3

•

Orders of $95.5 million in the third quarter were up 20% compared to the same quarter in 2010. U.S. orders have increased $9.3 million from the prior year period largely reflecting increases in municipal sewer cleaner orders of $6.3 million and increases in waterblasting orders of $3.0 million offset by declines in sweeper orders of $3.3 million. Non-U.S. orders were up $6.8 million from the prior year period. Year to date orders of $312.3 million were up from the previous year by $68.3 million, or 28%. U.S. orders were up 24%, or $47.9 million, from the prior year, primarily as a result of increases in industrial vacuum trucks of $28.6 million and municipal sewer cleaners of $11.9 million. Non-U.S. orders were up 47%, or $20.4 million, from the prior year.

•

Net sales increased $10.2 million for the three months ended September 30, 2011 compared to the respective prior year period as a result of increased demand, both domestically and internationally. Net sales increased $26.7 million for the nine months ended September 30, 2011 compared to the respective prior year period as a result of improvements within the industrial market, partially offset with mix changes between domestic and international sales.

•

Operating income increased $2.8 million and $1.7 million for the three and nine months ended September 30, 2011, respectively, compared to the respective prior year periods due to higher gross margins resulting from increased volumes, somewhat offset by an unfavorable product mix between domestic and international markets. Operating margin increased 2.3% for the three months ended September 30, 2011 and was down 0.1% for the nine months ended September 30, 2011 compared to the respective prior year periods.

Federal Signal Technologies

The following table summarizes the Federal Signal Technologies Group’s operating results for the three and nine months ended September 30, 2011 and 2010, respectively:

	Three months ended September 30,			Nine months ended September 30,
($ in millions)	2011	2010	Change	2011	2010	Change
Orders	$19.3	$21.2	$(1.9)	$72.8	$75.9	$(3.1)
Net sales	26.4	25.6	0.8	78.6	68.0	10.6
Operating (loss) income	(1.0)	(2.3)	1.3	(6.0)	(8.3)	2.3
Operating margin	(3.8%)	(9.0%)	5.2%	(7.6%)	(12.2%)	4.6%
Depreciation and amortization	$2.3	$2.3	$—	$7.4	$6.3	$1.1

•

Orders decreased $1.9 million to $19.3 million for the three months ended September 30, 2011 compared to the respective prior year period. U.S. orders decreased $1.2 million for the three months ended September 30, 2011 compared to the respective prior year period, primarily due to a reduction in RFID sales. Non-U.S. orders decreased $0.7 million for the three months ended September 30, 2011 compared to the respective prior year period. Orders decreased $3.1 million for the nine months ended September 30, 2011 compared to the respective prior year period. U.S. orders decreased $3.2 million for the nine months ended September 30, 2011 compared to the respective prior year period due to the absence of a large parking system project order that was recorded in 2010, partially offset by new business from the newly acquired businesses of Sirit and VESystems. Non-U.S. orders were flat for the nine months ended September 30, 2011 compared to the respective prior year period.

•

Net sales increased $0.8 million for the three months ended September 30, 2011 compared to the respective prior year period due to an increase in ALPR cameras sales. Net sales increased $10.6 million for the nine months ended September 30, 2011 compared to the respective prior year period, primarily due to the newly acquired businesses of Sirit and VESystems and increased ALPR camera sales.

•

Operating loss improved $1.3 million for the three months ended September 30, 2011. Operating loss improved $2.3 million for the nine months ended September 30, 2011. The improvements in operating income for the three and nine months ended September 30, 2011 resulted from increased volumes due to the newly acquired businesses, partially offset by higher facility consolidation and research and development costs.

CORPORATE EXPENSES

•

Corporate expenses were $4.0 million and $5.2 million for the three months ended September 30, 2011 and 2010, respectively. The decrease was primarily due to a $1.3 million reduction in an insurance reserve associated with carrier paid claims.

•

Corporate expenses for the nine months ended September 30, 2011 were $14.4 million and $23.5 million for the comparable period in 2010. The decrease was due to a $6.2 million reduction in legal expenses primarily associated with the hearing loss litigation, the absence of $3.8 million in acquisition and integration related costs associated with Sirit and VESystems in 2011, a $1.3 million reduction in an insurance reserve associated with carrier paid claims, and a $0.6 million reduction in restructuring expense, partially offset by an increase in insurance and other costs of $2.8 million.

•

Corporate expenses included depreciation and amortization expense of $0.2 million and $0.6 million for the three and nine months ended September 30, 2011, respectively, and $0.2 million and $0.6 million for the comparable periods in 2010, respectively.

CURRENT MATURITY OF LONG TERM DEBT

•

At September 30, 2011, the $186.0 million of debt outstanding under the Company’s Revolving Credit Facility has been classified as a current liability based on the April 2012 maturity date. It is the Company’s intention to refinance, prior to maturity, all debt outstanding under the Revolving Credit Facility and Private Placement Notes.

CONFERENCE CALL

Federal Signal will host its third quarter conference call on Tuesday, November 1, 2011 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com. A replay will be available on Federal Signal’s website shortly after the call.

About Federal Signal

Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and institutional customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates four groups: Safety and Security Systems, Environmental Solutions, Federal Signal Technologies, and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.

This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.

Contact: William Barker +1-630-954-2000, wbarker@federalsignal.com

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FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	Three months ended September 30,		Nine months ended September 30,
($ in millions, except per share data)	2011	2010	2011	2010
Net sales	$194.2	$179.6	$572.3	$539.8
Costs and expenses
Cost of sales	147.9	135.1	432.8	403.8
Selling, engineering, general and administrative	39.0	39.6	126.1	122.4
Goodwill impairment	—	—	(1.6)	—
Acquisition and integration related costs	—	0.1	—	3.8
Restructuring charges	—	—	—	4.0

Operating income	7.3	4.8	15.0	5.8
Interest expense	4.3	2.4	11.3	8.5
Other (expense) income, net	(0.4)	0.7	(0.4)	(0.7)

Income (loss) before income taxes	2.6	3.1	3.3	(3.4)
Income tax (expense) benefit	(0.6)	(0.9)	(0.9)	1.1

Income (loss) from continuing operations	2.0	2.2	2.4	(2.3)
Loss from discontinued operations and disposal, net of income tax benefit (expense) of $0.0, $1.7, ($0.1), and $2.9, respectively	(0.3)	(1.0)	—	(4.2)

Net income (loss)	$1.7	$1.2	$2.4	$(6.5)

COMMON STOCK DATA:
Basic and diluted earnings (loss) per share:
Earnings (loss) from continuing operations	$0.03	$0.04	$0.04	$(0.04)
Loss from discontinued operations and disposal	—	(0.02)	—	(0.08)

Earnings (loss) per share	$0.03	$0.02	$0.04	$(0.12)

Weighted average common shares outstanding (in millions):
Basic	62.2	62.2	62.2	56.1
Diluted	62.2	62.3	62.2	56.2
Cash dividends per share of common stock	$—	$0.06	$—	$0.18

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

($ in millions, except per share data)	September 30, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$13.2	$62.1
Accounts receivable, net of allowances for doubtful accounts of $3.1 and $2.8, respectively	102.0	100.4
Inventories, net	121.5	119.6
Other current assets	20.2	17.9

Total current assets	256.9	300.0
Properties and equipment, net	63.4	63.2
Other assets
Goodwill	310.7	310.4
Intangible assets	80.4	84.4
Deferred charges and other assets	2.5	3.4

Total assets of continuing operations	713.9	761.4
Assets of discontinued operations	2.9	3.1

Total assets	$716.8	$764.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$8.0	$1.8
Current portion of long-term borrowings and capital lease obligations	186.2	76.2
Accounts payable	52.2	53.5
Customer deposits	12.3	10.2
Deferred revenue	10.2	12.4
Accrued liabilities
Compensation and withholding taxes	18.3	21.2
Other	28.3	39.3

Total current liabilities	315.5	214.6
Long-term borrowings and capital lease obligations, less current portion	33.7	184.4
Long-term pension liabilities	37.9	41.3
Deferred gain	22.0	23.5
Deferred tax liabilities	50.4	45.8
Other long-term liabilities	16.8	15.8

Total liabilities of continuing operations	476.3	525.4
Liabilities of discontinued operations	13.5	18.2

Total liabilities	489.8	543.6
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 63.1 million and 63.0 million shares issued, respectively	63.1	63.0
Capital in excess of par value	166.9	164.7
Retained earnings	53.0	50.6
Treasury stock, 0.9 million and 0.9 million shares at cost, respectively	(16.1)	(15.8)
Accumulated other comprehensive loss	(39.9)	(41.6)

Total shareholders’ equity	227.0	220.9

Total liabilities and shareholders’ equity	$716.8	$764.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Nine months ended September 30,
($ in millions)	2011	2010
Operating activities
Net income (loss)	$2.4	$(6.5)
Adjustments to reconcile net income (loss) to net cash used for operating activities
Loss on discontinued operations and disposal	—	4.2
Depreciation and amortization	17.0	14.8
Stock-based compensation expense	1.6	2.9
Goodwill impairment	(1.6)	—
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions of companies	(14.3)	(0.6)

Net cash provided by continuing operating activities	5.1	14.8
Net cash used for discontinued operating activities	(2.3)	(2.2)

Net cash provided by operating activities	2.8	12.6
Investing activities
Purchases of properties and equipment	(12.3)	(10.4)
Proceeds from sales of properties, plant and equipment	1.2	1.8
Payments for acquisitions, net of cash acquired	—	(97.3)

Net cash used for continuing investing activities	(11.1)	(105.9)
Net cash provided by discontinued investing activities	—	0.2

Net cash used for investing activities	(11.1)	(105.7)
Financing activities
(Reduction) increase in debt outstanding under revolving credit facilities	(28.6)	82.5
Proceeds on short-term borrowings	48.5	18.2
Payments on short-term borrowings	(42.4)	(17.2)
Proceeds from issuance of long-term borrowings	0.6	—
Payments on long-term borrowings	(12.4)	(56.7)
Payments of debt amendment fees	(2.3)	—
Cash dividends paid to shareholders	(3.7)	(10.4)
Proceeds from equity offering, net of fees	—	71.2
Other, net	(0.1)	1.1

Net cash (used for) provided by continuing financing activities	(40.4)	88.7
Net cash used for discontinued financing activities	(0.3)	(0.7)

Net cash (used for) provided by financing activities	(40.7)	88.0
Effects of foreign exchange rate changes on cash and cash equivalents	0.1	—

Decrease in cash and cash equivalents	(48.9)	(5.1)
Cash and cash equivalents at beginning of period	62.1	21.1

Cash and cash equivalents at end of period	$13.2	16.0